WILLIAM L. HUGHES	April 9, 2012	EMAIL WHUGHES@FENWICK.COM Direct Dial (415) 875-2479

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Legal Branch Chief

Ryan Houseal, Attorney-Advisor

Re:	Infoblox Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed April 2, 2012

Registration No. 333-178925

Ladies and Gentlemen:

On behalf of Infoblox Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-178925) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on January 6, 2012 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated April 4, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; each of the Staff’s comments is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of the Amendment in paper format, marked to show changes from Amendment No. 3 to the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Amendment.

Capitalization, page 37

1.	We note from your response to prior comment 1 that you have obtained firm commitments or agreements from each of the selling stockholders of their intent to exercise warrants or options in connection with this offering. Tell us why you have included this information as a footnote to the Capitalization table and Summary Consolidated Financial Data information as opposed to including it within the pro forma, as adjusted information.

United States Securities and Exchange Commission

April 9, 2012

Response

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 10 and 37-38 to include the referenced information regarding option and warrant exercises in the pro forma as adjusted columns of the Summary Consolidated Balance Sheet Data table and the Capitalization table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

2.	We note your response to prior comment 4 and your revised MD&A disclosures where you provide a qualitative discussion regarding the impact of unit volumes and average selling prices on your results of operations. Please provide us with an analysis as to why the company is currently unable to include a quantitative discussion of these changes as you indicated during the March 29, 2012 conference call. Also, to the extent that you are able to quantify certain factors that could provide meaningful information with regards to your results of operations, please confirm that you will provide such information in future periodic filings.

Response

As discussed with the Staff during our March 29, 2012 conference call, the Company elected to use qualitative and directional language to describe the changes in its unit sales and average selling prices (“ASPs”) rather than more detailed quantification as it believes that this approach best balances the Company’s obligation to disclose material information to investors and the Company’s desire to avoid overemphasis on precise data or metrics when the Company believes such data or metrics are not meaningful to investors and could cause investors to place undue importance on specific changes in those data or metrics in the future. As we had indicated to the Staff in our call, on a quarterly basis there appears to be little correlation between the growth in products and licenses revenue and growth in unit sales. Revenue has generally grown sequentially quarter over quarter while unit sales have varied widely up and down. In the last six quarters alone, there is one quarter where there is an increase in products and licenses revenue and a decline in unit sales, one quarter where there is an increase in unit sales and a decline in products and licenses revenue, and two quarters where products and licenses revenue and unit sales move in the same direction but with very different magnitudes. Similarly, on a quarterly basis there appears to be little correlation between the growth in products and licenses revenue and changes in ASPs. While, as noted above, revenue has generally grown sequentially quarter over quarter, ASPs, like unit sales, have gone up and down. In the last six quarters, there are two quarters where there is an increase in products and licenses revenue and a decrease in ASP, one quarter where there is an increase in ASP and a decrease in products and licenses revenue, and one quarter where products and licenses revenue and ASPs move in the same direction but in very different percentages. Although there is somewhat improved correlation on an annual basis, shifts in product mix, particularly as a result of order size, reduced the meaningfulness of this comparison. Further, the Company did not want to quantify the change in unit sales and average selling prices in the annual comparison in the Registration Statement because of a concern that investors would

United States Securities and Exchange Commission

April 9, 2012

expect similar discussion and precision on a quarterly basis when it is not meaningful. Finally, because ASPs are influenced heavily by product mix, significant shifts in product mix cause the percentage changes in units sales and ASPs not to add to the percentage changes in products and licenses revenue. Thus, exact quantification is potentially confusing. Consequently, the Company used phrases such as “due almost entirely to,” “increased very slightly,” “primarily,” “to a lesser extent” and “partially offset.” By carefully selecting the words to describe each of the two annual comparisons and the one six-month comparison of products and licenses revenue, the Company crafted disclosure that allows the careful reader to understand with considerable clarity what the driving forces were behind the various increases in products and licenses revenue. At the same time, it avoids overemphasizing the precise data or metrics that the Company believes are not meaningful to, and could cause confusion regarding, its discussion of period-over-period changes in the MD&A contained in the Registration Statement. The Company acknowledges and appreciates the Staff’s decision in this regard and hereby confirms its oral commitment to the Staff to provide any material information regarding unit sales and average selling prices in subsequent periodic reports and to consider quantifying certain factors where that could provide meaningful information to investors, particularly where there are known trends such as announced price increases or decreases.

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please remove the addendum language from your Report of Independent Registered Public Accounting Firm and provide a signed and dated audit opinion pursuant to Rule 2-02 of Regulation S-X prior to effectiveness. Similarly, please provide a complete signed and dated consent from your independent registered public accounting firm.

Response

The Company acknowledges the Staff’s comment and hereby confirms that, once the stock split has been effected and prior to the effectiveness of the Registration Statement, the Company will file a pre-effective amendment that includes a signed and dated audit opinion on page F-2 and a signed and dated consent as Exhibit 23.02, each of which will be without the addendum language contained in the Company’s Amendment Nos. 3 and 4 to the Registration Statement.

* * * * * * *

United States Securities and Exchange Commission

April 9, 2012

Please direct your questions or comments regarding this letter or the Amendment to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233. Thank you for your assistance.

Sincerely,

/s/ William L. Hughes
William L. Hughes

WLH/cen

cc:	Kathleen Collins, Accounting Branch Chief

Melissa Feider, Staff Accountant

Robert D. Thomas

Remo E. Canessa

Infoblox Inc.

Laird H. Simons III

Larissa N. Schwartz

Fenwick & West LLP

Jeffrey D. Saper

Rezwan D. Pavri

Wilson Sonsini Goodrich & Rosati, P.C.